02051482

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PE 8-1-02

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2002

TEFRON LTD.
(Translation of registrant's name into English)

28 Chida Street, Bnei-Brak 51371, Israel
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A)

Attached hereto and incorporated by reference herein is press release dated August 13, 2002, announcing the financial results for the second quarter and first six months of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEFRON LTD.
(Registrant)

By: ______________________
Name: Gil Rozen
Title: Chief Financial Officer

By: ______________________
Name: Hanoch Zlotnik,
Title: Controller

Date: August 13, 2002

news

FRB | WEBER SHANDWICK FINANCIAL COMMUNICATIONS

FOR YOUR INFORMATION:

RE: Tefron Ltd.
28 Chida Street
Bnei-Brak 51371
Israel
(NYSE: TFR)

At the Company

Mr. Gil Rozen
Chief Financial Officer
972-3-579-8701
Fax: 972-3-579-8715

At FRB/Weber Shandwick

Marilynn Meek – General Info. – (212) 445-8451
Vanessa Schwartz – Analyst Info – (212) 445-8433
Judith Sylk-Siegel – Media - (212) 445-8431

FOR IMMEDIATE RELEASE
August 13, 2002

TEFRON REPORTS SECOND QUARTER AND SIX MONTHS 2002 RESULTS

Second Quarter Highlights

- Net income of $ 3.1 million.
- Strong cash flow from operations of $ 6.2 million
- Operating income of $5.9 million.
- EBITDA of $8.1 million, up 375% compared to the equivalent quarter of 2001.

BNEI-BRAK, Israel, August 13, 2002 – Tefron Ltd., (NYSE: TFR), one of the world's leading producers of seamless intimate apparel, today announced financial results for the second quarter ended June 30, 2002.

Sales for the second quarter were $49.7 million, compared to sales of $48.1 million for the comparable period last year. Operating income for the quarter was $5.9 million, compared to an operating loss of $1.0 million for the second quarter of 2001. Net income for the quarter was $3.1 million or $0.25 per share (diluted), compared to a net loss of $2.6 million or $0.21 per share (diluted) for the same period last year. EBITDA for the second quarter was $8.1 million, compared to $1.7 million for the comparable period last year.

Sales for the first six months of 2002 were $89.9 million, compared to sales of $91.4 million for the first six months of 2001. Operating income for the first half was $8.7 million compared to an operating loss of $5.4 million for the same period last year.

EBITDA for the first six months of 2002 was $13.2 million, compared to EBITDA of $0.3 million for the first six months of 2001.

To comply with the new Statement of Financial Accounting Standards (SFAS) 142, the Company recorded a one-time first quarter 2002 non-cash goodwill adjustment of $18.8 million, or $1.51 per share (diluted). This adjustment is reported as the cumulative effect of the change in accounting principle. The new accounting standard, which became effective January 1, 2002, requires goodwill and intangible assets with indefinite useful lives to no longer be amortized, but instead tested, at least annually, for impairment. Excluding this one time adjustment, net income for the period was $3.7 million or $0.30 per share, compared to a net loss of $7.8 million or $0.62 per share (diluted) for the first half of 2001.

Cash flow from operations for the first six months was $10.8 million compared to $4.3 million for the first six month of last year. Cash flow for the second quarter of 2002 was $6.2 million.

Yos Shiran, Chief Executive Officer of Tefron said, "We are most pleased with our results for the quarter and first six months of the year. Even in a less than ideal market environment, we have been able to report improving financial results.

"The Company's strong $ 8.1 million EBIDTA and $ 6.2 million in cash flow from operations for the quarter enabled us to further reduce our bank debt by approximately $6 million. This was in addition to the $24 million reduction in bank debt during the prior 12 months.

"We met our previously announced expectation that the Company would be back to the sales level that we achieved in the last three quarters of 2001. This was accomplished in the second quarter of this year, with improved operational performance and profitability.

"Tefron's main focus for the foreseeable future will be on our sales and marketing efforts in order to increase our sales and expand our market share. We are committed to improving our customer service, penetrating new markets, gaining new customers, leveraging our existing relationships, and gaining market share with our new lines of active wear and bras.

"Our increased marketing efforts are beginning to show positive results and we hope to see this trend continue."

A conference call is scheduled for 10:00 a.m. EDT today. Individuals wishing to participate in the conference call can access the live call and replay via the Web at www.viavid.com or by dialing 888-413-4411, domestically and 703-871-3795, internationally. A replay of the call will be available through August 20, 2002 by dialing 888-266-2086, domestically and 703-925-2435, for international callers. The pass code for the replay is 6091639.

Tefron manufactures boutique-quality everyday seamless intimate apparel sold throughout the world by such name-brand marketers as Victoria's Secret, Gap, Banana Republic, Target, Nike, J.C. Penney, Express, Sears, Patagonia, Adidas, Kohls, Mimi Maternity, Motherhood, Woman's Secret and Schiesser, as well as other well-known American designer labels. The company's product line includes knitted briefs, bras, tank tops, loungewear, nightwear, T-shirts, bodysuits and active wear primarily for women.

This press release contains certain forward-looking statements with respect to the Company's business, financial condition and results of operations. These forward looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including, but not limited to, fluctuations in product demand, economic conditions as well as certain other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated.

###

Financial Tables Follow

TEFRON LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of US dollars (except per share data)

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2002	2001	2002	2001	2001
	(Unaudited)				Audited
SALES	$ 89,852	$ 91,387	$ 49,658	$ 48,135	$ 188,949
Cost of sales	72,034	86,016	38,970	43,793	169,173
Gross Profit (loss)	17,818	5,371	10,688	4,342	19,776
S,G&A EXPENSES	9,149	10,654	4,760	5,354	20,140
Operating Income (loss)	8,669	(5,283)	5,928	(1,012)	(364)
Financing expenses ,net	2,977	5,449	1,284	2,643	9,396
Other expenses ,net	5		1		843
	5,687	(10,732)	4,643	(3,655)	(10,603)
Income tax expense (benefit)	1,717	(2,981)	1,417	(1,010)	(837)
Net income (loss) after income taxes	3,970	(7,751)	3,226	(2,645)	(9,766)
Equity in losses of affiliate company	233		95		240
Net income (loss) from ordinary activities	$3,737	($7,751)	$3,131	($2,645)	($10,006)
Accumulative effect of change in accounting principle	18,774				
	($15,037)	($7,751)	$3,131	($2,645)	($10,006)
Earnings (Loss) Per Share from ordinary activities	$0.30	($0.62)	$0.25	($0.21)	($0.81)
Earnings (Loss) Per Share from accumulative effect of change in accounting principle	($1.51)				
Earnings (Loss) Per Share from	($1.21)	($0.62)	$0.25	($0.21)	($0.81)
Memo: EBITDA	$ 13,247	$302	$ 8,086	$1,678	$ 9,497

TEFRON LTD.
CONSOLIDATED BALANCE SHEETS
In thousands of US dollars

	March 31			December 31,
	2002		2001	2001
	(Unaudited)			(Audited)
ASSETS				
CURRENT ASSETS				
Cash	$ 3,068		$ 1,886	$ 5,078
Trade receivables,net	24,929		24,849	23,440
Others receivables	11,821		17,058	12,738
Inventory	24,885		28,975	25,122
	64,703		72,768	66,378
SEVERANCE PAY DEPOSITS	383		743	549
FIXED ASSETS				
Cost	154,733	*	152,867	* 152,672
Less-accumulated depreciation	48,036		38,920	43,229
	106,697		113,947	109,443
OTHER ASSETS				
Goodwill	30,743	*	50,159	* 49,517
Deferred taxes			2,095	
Investments in investee company	468	*	436	* 517
Advance to supplier of fixed assets	1,297			1,329
Other	294	*	330	* 314
	32,802		53,020	51,363
Total assets	$ 204,585		$ 240,478	$ 227,733
LIABILITIES & SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Short-term bank debt	$ 18,315		$ 22,191	$ 18,675
Current maturities of long-term debt:				
Bank	22,119		16,844	22,119
Capital leases and note payable	3,672		2,593	3,358
Trade payables	24,550		22,497	20,328
Others payables and accrued expenses	7,647		10,963	8,856
	76,303		75,088	73,336
LONG-TERM LIABILITIES				
Bank loans	69,014		93,512	80,075
Capital leases and note payable	5,598		6,651	7,382
Deferred taxes	8,955		3,191	7,226
Accrued severance pay	2,146		2,284	2,126
	85,713		105,638	96,809
Total liabilities	162,016		180,726	170,145
SHAREHOLDERS' EQUITY				
Share capital	5,576		5,576	5,576
Additional paid-in capital	62,810		62,810	62,810
Accumulated deficit	(18,409)		(1,117)	(3,372)
Deferred compensation			(109)	(68)
Other comprehensive income				50
	49,977		67,160	64,996
Treasury shares	(7,408)		(7,408)	(7,408)
Total shareholders' equity	42,569		59,752	57,588
Total liabilities and shareholders' equity	$ 204,585		$ 240,478	$ 227,733

* Reclassified